Exhibit 99.2

ALEXCO RESOURCE CORP.

NOTICE OF MEETING

AND

INFORMATION CIRCULAR

For

The Annual General Meeting of Shareholders

To be held on

Thursday, June 7, 2018

Table of Contents

NOTICE OF MEETING	i
GLOSSARY OF TERMS	1
GENERAL PROXY INFORMATION	2
Appointment of Proxyholder	2
Voting by Proxy	2
Completion and Return of Proxy	2
Notice-and-Access	2
Non-Registered Holders	3
Revocability of Proxy	4
Voting Securities and Principal Holders of Voting Securities	4
Particulars of Matters To Be Voted Upon	4
Number of Directors	4
Election of Directors	4
Majority Voting Policy	4
Directors Nominated for Election	4
Attendance at Board and Committee Meetings	7
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	7
Appointment of Auditors	8
Compensation Discussion and Analysis	8
Objectives of Compensation Program	8
Elements of Executive Compensation	8
Role of Compensation Committee	9
Role of CEO	9
Role of Compensation Consultant and Peer Benchmarking	10
Consideration of Risks Associated With Compensation Policies and Practices	10
Policy Regarding Purchase of Financial Instruments to Hedge Equity Based Compensation	11
Executive Compensation	11
Determination of Executive Compensation for 2017/2018	11
Summary Compensation Table	12
Outstanding Share-Based Awards and Option-Based Awards	13
Incentive Plan Awards - Value Vested or Earned During the Year	14
Pension Plan Benefits	14
Employment Contracts with Named Executive Officers	14
Termination and Change of Control Benefits	15
Performance Graph	16
Director Compensation	17
Determination of Director Compensation for 2017	17
Outstanding Share-Based Awards and Option-Based Awards	18
Incentive Plan Awards - Value Vested or Earned During the Year	18
Securities Authorized For Issuance Under Equity Compensation Plans	19
Equity Incentive Plan	19
Burn Rate	20
Corporate Governance Practices	21
Independence of the Board	21
Board Mandate	21
Board Chair and Lead Director	21
Position Descriptions	22
Board Committees	22
Assessments	22
Orientation and Continuing Education	22
Ethical Business Conduct	23
Nomination of Directors	23
Director Share Ownership Requirements	23
Compensation	23
Director Term Limits and Other Mechanisms of Board Renewal	23
Policies Regarding the Representation of Women on the Board	24
Consideration of the Representation of Women in the Director Identification and Selection Process	24
Consideration Given to the Representation of Women in Executive Officer Appointments	24
Targets Regarding the Representation of Women on the Board and in Executive Officer Positions	24
Number of Women on the Board and in Executive Officer Positions	25
Majority Voting Policy	25
Participation of Directors in Other Reporting Issuers	25
Interlocking Directorships	25

Audit Committee Information	25
Other Information	25
Indebtedness to Corporation of Directors and Officers	25
Management Contracts	26
Interest of Certain Persons or Companies in Matters To Be Acted Upon	26
Interest of Informed Persons in Material Transactions	26
Additional Information	26
Schedule “A” Mandate OF THE board of directors	27
Schedule “B” Compensation Committee CHARTER	31

ALEXCO RESOURCE CORP.
Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216
Vancouver, British Columbia, V7X 1M9

Telephone: (604) 633-4888
Facsimile: (604) 633-4887

NOTICE OF MEETING

TO: The Shareholders of Alexco Resource Corp.

NOTICE IS HEREBY GIVEN THAT an annual general meeting (the “Meeting”) of the holders of common shares (“Shares”) of Alexco Resource Corp. (the “Corporation” or “Company” or “Alexco”) will be held at the Suite 1165, Two Bentall Centre, 555 Burrard Street, Vancouver, British Columbia, on Thursday, June 7, 2018, at the hour of 1:30 p.m., Vancouver time, for the following purposes:

1.	To receive and consider the report of the directors and the consolidated financial statements together with the auditors’ report thereon for the year ended December 31, 2017;
2.	To fix the number of directors at seven;
3.	To elect directors for the ensuing year; and
4.	To appoint the auditors for the ensuing year.

The accompanying information circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice. Also accompanying this notice is a form of proxy and a financial statement and MD&A request form. Any adjournment of the Meeting will be held at a time and place to be specified at the Meeting.

Only holders of Shares of record at the close of business on April 20, 2018 will be entitled to receive notice of and vote at the Meeting. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

Alexco has elected to use the notice & access provisions (the “notice-and-access provisions”) under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 Continuous Disclosure Obligations for the Meeting. Notice-and-access provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to shareholders by allowing Alexco to post the information circular and any additional Meeting materials online. Shareholders will still receive this Notice of Meeting and a form of proxy (or voting instruction form if applicable) and may choose to receive a paper copy of the information circular. Alexco will not use procedures known as “stratification” in relation to its use of the notice-and-access provisions in relation to the Meeting. Stratification occurs when a reporting issuer using notice-and-access provides a paper copy of the relevant information circular to some, but not all, shareholders with the notice package in relation to the relevant meeting.

The Meeting materials, including this Notice of Meeting, are available on Alexco’s website at www.alexcoresource.com/investors/annual-general-meeting/ and will remain on the website for at least one full year from the date of this Notice of Meeting. The Meeting materials are also available under Alexco's profile on SEDAR at www.sedar.com.

Any shareholder who wishes to receive a printed paper copy of the information circular prior to the date of the Meeting may request a copy from Alexco by calling toll-free in North America at 1-855-777-8811, or request by e-mail at info@alexcoresource.com. Alexco will send paper copies of the information circular to requesting shareholders at no cost to them within three business days of their request, if such requests are made before the Meeting. To obtain a paper copy of the information circular after the date of the Meeting, please contact Alexco's Chief Financial Officer at (604) 433-4888. Alexco will send paper copies of the information circular to requesting shareholders at no cost to them within ten calendar days of their request, if such requests are made after the date of the Meeting. A shareholder may also contact Alexco at the contact number or address and within the time frames noted above to request and receive a copy of Alexco's financial statements and MD&A.

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To obtain additional information about the notice-and-access provisions, a shareholder may contact Alexco’s transfer agent, Computershare Investor Services Inc., at the following toll-free number: 1-866-964-0492.

DATED as of the 25th day of April, 2018.

BY ORDER OF THE BOARD

(signed) Clynton R. Nauman
Clynton R. Nauman, Executive Chairman & Chief Executive Officer

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ALEXCO RESOURCE CORP.
Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216
Vancouver, British Columbia, V7X 1M9

Telephone: (604) 633-4888
Facsimile: (604) 633-4887

INFORMATION CIRCULAR

(As at April 25, 2018, except as indicated)

GLOSSARY OF TERMS

Unless the context otherwise requires, the following terms shall have the following respective meanings when used in this Circular.

“Award” means any right granted under the Equity Incentive Plan, including stock options and restricted share units.

“Board” means the board of directors of the Corporation.

“business day” means a day that is not a Saturday, Sunday or statutory holiday in Vancouver, British Columbia.

“Circular” means, collectively, the Notice of Meeting and this information circular sent to Shareholders in connection with the Meeting.

“Committee” means a standing committee of the Board.

“Comparator Group” means the group of comparable peers as defined and set out under the heading "Compensation Discussion and Analysis - Determination of Comparator Group".

“Corporation” or “Company” or “Alexco” means Alexco Resource Corp., a company organized under the laws of British Columbia.

“Equity Incentive Plan” means the equity incentive plan approved on June 9, 2016.

“EHS&T Committee” means the Environmental, Health, Safety & Technical Committee of the Board.

“Fair Market Value” means, with respect to a Share subject to an Award, the volume weighted average price of the Shares on The Toronto Stock Exchange for the five days on which Shares were traded immediately preceding the date in respect of which Fair Market Value is to be determined or, if the Shares are not, as at that date listed on The Toronto Stock Exchange, on such other exchange or exchanges on which the Shares are listed on that date. If the Shares are not listed and posted for trading on an exchange on such day, the Fair Market Value shall be such price per Share as the Board, acting in good faith, may determine.

“Meeting” means the annual general meeting of Shareholders to be held on June 7, 2018, and any adjournment(s) thereof.

“NYSE American” means the NYSE American Equities Exchange.

“NC&G Committee” means the Nominating and Corporate Governance Committee of the Board.

“NI 52-110” means National Instrument 52-110 Audit Committees.

“Notice of Meeting” means the notice of meeting forming part of this Circular to be mailed to Shareholders in connection with the Meeting.

“Option” means an option granted under the Equity Incentive Plan

“RSU” means a restricted share unit.

“Share” means a common share in the capital of the Corporation.

“Shareholder” means a holder of Shares.

“SPA” means the Silver Purchase Agreement entered into with Wheaton Precious Metals Corp.

“TSX” means the Toronto Stock Exchange.

GENERAL PROXY INFORMATION

This Circular is furnished in connection with the solicitation of proxies by the management of Alexco for use at the Meeting to be held on June 7, 2018 and at any adjournments thereof. Unless the context otherwise requires, references to Alexco include Alexco and its subsidiaries. The solicitation will be conducted by mail and may be supplemented by telephone, electronic or other personal contact to be made without special compensation by the directors, officers and employees. The cost of solicitation will be borne by Alexco.

Appointment of Proxyholder

The purpose of a proxy is to designate persons who will vote the proxy on a Shareholder’s behalf in accordance with the instructions given by the Shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of Alexco (the “Management Proxyholders”).

A Shareholder has the right to appoint a person other than a Management Proxyholder to represent the Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Shareholder.

Voting by Proxy

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

If no choice is specified and one of the Management Proxyholders is appointed by a Shareholder as proxyholder, such person will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting.

Completion and Return of Proxy

Completed forms of proxy must be deposited at the office of Alexco’s registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chair of the Meeting elects to exercise his discretion to accept proxies received subsequently.

Notice-and-Access

In February 2013, the Canadian Securities Administrators implemented regulatory amendments to securities laws, including National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”), governing the delivery of proxy-related materials by public companies. As a result, public companies are now permitted to deliver proxy-related materials to their shareholders using the “notice-and-access” mechanism (as defined under NI 54-101, and sometimes referred to herein as the “notice-and-access provisions”) by posting such materials both on SEDAR and a non-SEDAR website, rather than delivering the materials by mail. The use of notice-and-access reduces paper waste and mailing costs to Alexco. In order for Alexco to employ notice-and-access, Alexco must send a notice to Shareholders indicating that the proxy-related materials have been posted electronically and explaining how a Shareholder can access them or obtain from Alexco a paper copy of those materials. Certain of the required elements of such notice have been built into the accompanying Notice of Meeting.

Alexco is sending this Circular to Shareholders using notice-and-access as permitted by NI 54-101 and NI 51-102.  The Meeting materials, including this Circular, are available on Alexco’s website at www.alexcoresource.com/investors/annual-general-meeting/ and will remain on the website for at least one full year from the date that the Meeting materials are posted on SEDAR. The Meeting materials are also available under Alexco’s profile on SEDAR at www.sedar.com.

Alexco will not use procedures known as “stratification” in relation to its use of the notice-and-access provisions in relation to the Meeting. Stratification occurs when a reporting issuer using notice-and-access provides a paper copy of the relevant information circular to some, but not all, shareholders with the notice package in relation to the relevant meeting. In relation to the Meeting, registered Shareholders will receive a paper copy of each of the Notice of the Meeting and a form of proxy, whereas non-registered Shareholders (see “Non-Registered Holders” below) will receive a paper copy of the Notice of the Meeting and a voting instruction form.

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Any Shareholder who wishes to receive a printed paper copy of the Circular prior to the date of the Meeting may request a copy from Alexco by calling toll-free in North America at 1-855-777-8811, or request by email at info@alexcoresource.com. Alexco will send paper copies of the Circular to requesting Shareholders at no cost to them within three business days of their request, if such requests are made before the Meeting. To obtain a paper copy of the Circular after the date of the Meeting, please contact the Chief Financial Officer at (604) 433-4888. Alexco will send paper copies of the Circular to requesting shareholders at no cost to them within ten calendar days of their request, if such requests are made after the date of the Meeting. To obtain additional information about the notice-and-access provisions, a Shareholder may contact Alexco’s transfer agent, Computershare Investor Services Inc., at the following toll-free number: 1-866-964-0492.

Non-Registered Holders

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders are “non-registered” Shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered Shareholder in respect of Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of NI 54-101, Alexco has distributed copies of the Notice of Meeting, this Circular, the proxy and other materials (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

The form of proxy supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada.

Broadridge typically mails a scannable voting instruction form (" VIF") instead of the form of proxy. Non-Registered Holders are asked to complete the VIF and return it to Broadridge by mail or facsimile. Alternatively, Non-Registered Holders may call a toll-free number or go online to www.proxyvote.com to vote. The Company may utilize the Broadridge QuickVoteTM service to assist Shareholders with voting their shares.

The VIF will name the same persons as the Company’s Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person (who need not be a Non-Registered Holder of the Company), other than any of the persons designated in the VIF, to represent your Common Shares at the Meeting and that person may be you. To exercise this right, insert the name of the desired representative (which may be you) in the blank space provided in the VIF.

Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting and the appointment of any shareholder’s representative. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Common Shares voted or to have an alternate representative duly appointed to attend the Meeting and vote your Common Shares at the Meeting.

There are two kinds of “non-registered” or “beneficial” holders - those who have provided instructions to their Intermediary that they object to the Intermediary disclosing ownership information under NI 54-101 (called “OBOs” for Objecting Beneficial Owners) and those who do not object to the Intermediary disclosing ownership information under NI 54-101 (called “NOBOs” for Non-Objecting Beneficial Owners).

Alexco is not sending the Meeting Materials directly to NOBOs in connection with the Meeting, but rather has distributed copies of the Meeting Materials to the Intermediaries for distribution to NOBOs.

Alexco intends to pay for an Intermediary to deliver the proxy-related materials and Form 54-101F7 Request for Voting Instructions Made by Intermediary to OBOs.

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Revocability of Proxy

In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the Shareholder or by attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of Alexco, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chair of the Meeting on the day of the Meeting.

Non-Registered Holders who wish to change their vote must in sufficient time in advance of the meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke the proxy on their behalf.

Voting Securities and Principal Holders of Voting Securities

Alexco is authorized to issue an unlimited number of common shares without par value. As at April 20, 2018, the record date for the Meeting, 101,921,918 Shares were issued and outstanding. Holders of record of Shares at the close of business on April 20, 2018 are entitled to receive notice of and to vote at the Meeting. The holders of Shares are entitled to one vote for each Share held.

To the knowledge of the directors and executive officers of Alexco, as at the record date, April 20, 2018, no persons or companies beneficially own, control or direct, directly or indirectly, Shares carrying ten percent (10%) or more of the voting rights attached to all outstanding Shares of Alexco.

Particulars of Matters To Be Voted Upon

Number of Directors

Shareholder approval will be sought to fix the number of directors at seven, and unless instructed otherwise the Management Proxyholders named in the form of proxy accompanying this Circular intend to vote in favour of this proposal.

Election of Directors

Majority Voting Policy

The Board adopted a Majority Voting Policy on May 1, 2013, as amended April 17, 2017, pursuant to which if, in an uncontested election of directors, the number of Common Shares “withheld” for any nominee exceeds the number of Common Shares voted “for” the nominee, then, notwithstanding that such director was duly elected as a matter of corporate law, he or she shall tender his or her written resignation to the chair of the Board. The Nominating and Corporate Governance Committee (the “N&CG Committee”) will consider such offer of resignation and will make a recommendation to the Board concerning the acceptance or rejection of the resignation after considering all factors deemed relevant. The Board must take formal action on the N&CG Committee’s recommendation within 90 days of the date of the applicable Shareholders' meeting and announce its decision by press release. Absent exceptional circumstances, the Board will be expected to accept the resignation which will be effective on such date. If the Board declines to accept the resignation, it will include in the press release the reason(s) for its decision.

Directors Nominated for Election

The Board proposes to nominate each of the following persons for election as a director. Information concerning such persons, as furnished by the individual nominees as of April 20, 2018, is as follows:

Name and Jurisdiction of Residence(5)	Positions Held Within the Corporation	Principal Occupation and Experience(5)	Previous Service as a Director	Number of Securities Beneficially Owned, Controlled or Directed, Directly or Indirectly(6)	Age
Clynton R. Nauman Washington USA	Executive Chairman & Chief Executive Officer and Director(8)	Mr. Nauman was named Executive Chairman of the Corporation in April 2017(8) and has been Chief Executive Officer since December 2004. Mr. Nauman was General Manager of Kennecott Minerals from 1993-1998 and was the President and CEO of Viceroy Resource Corporation from 1998-2002. His 40 years of diversified experience in the mineral industry, ranges from exploration and business development to operations and corporate management in the precious metals, base metals and coal sectors. Mr. Nauman holds a B.Sc. (Hons) in geology.	Since December 3, 2004	3,997,037 Shares(7) 2,000,000 Stock Options 33,332 RSUs	69

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Name and Jurisdiction of Residence(5)	Positions Held Within the Corporation	Principal Occupation and Experience(5)	Previous Service as a Director	Number of Securities Beneficially Owned, Controlled or Directed, Directly or Indirectly(6)	Age
Elaine Sanders British Columbia Canada	Director(1)(2)(4)(9)

Ms. Sanders is Vice President, Chief Financial Officer and Corporate Secretary for Trilogy Metals Inc. (“Trilogy”) and responsible for all aspects of financial services, financial reporting, and corporate governance.

Prior to Trilogy, Ms. Sanders served as Vice President, Chief Financial Officer and Corporate Secretary for NovaGold Resources Inc. and has more than 20 years of experience in audit, finance, and accounting with public and private companies. Ms. Sanders has been involved with numerous financings and acquisitions, and has listed companies on both the TSX and NYSE AMERICAN.

Ms. Sanders holds a Bachelor of Commerce degree from the University of Alberta, is a Canadian qualified Chartered Professional Accountant and a Certified Public Accountant in the United States.

			Since June 28, 2016	90,306 Shares 260,000 Stock Options 19,999 RSUs	48
Karen McMaster British Columbia Canada	Director

Since 2003, Ms. McMaster, BA, LLB, MBA has worked as an independent consultant focusing on strategic and economic development of organizations including risk assessment, contract management, EHS excellence, governance and capacity building at the community level.

Ms. McMaster’s positions have included In-house Legal Counsel and Investor Relations Advisor for Caledonia Mining Corporation, In-house Legal Counsel for Rio Algom Limited, Senior Internal Auditor for BHP Billiton PLC and Operations Leader for the Alaska Highway Aboriginal Pipeline Coalition in the Yukon.

Ms. McMaster holds a Bachelor of Arts, Bachelor of Laws and a Masters of Business Administration in Business and Sustainability.

			Since April 11, 2018	Nil	53
Michael D. Winn California USA	Director(2)(3)(8)

Mr. Winn is President of Seabord Capital Corp. (“Seabord”), which provides investment analysis and financial services to companies operating in the energy and mining sectors and is also a director of several TSX-listed companies involved in mineral exploration in Canada, Latin America, Europe and Africa.

Prior to starting Seabord in 2013, Mr. Winn was President of Terrasearch Inc. and also worked as an analyst for Global Resource Investments Ltd. (1993 to 1997) where he specialized in the evaluation of emerging oil and gas and mining companies. Mr. Winn has worked in the oil and gas industry since 1983 and the mining industry since 1992.

Mr. Winn received a B.S. in geology from the University of Southern California.

			Since January 11, 2005	131,668 Shares 260,000 Stock Options 33,332 RSUs	56
Richard N. Zimmer British Columbia Canada	Lead Director(1)(3)(4)(8)(9)

Mr. Zimmer is currently a member of the board of directors of several publicly-listed and private companies including Capstone Mining Corp. and Ascot Resources Ltd. in addition to being a member of the Canadian Institute of Mining and Metallurgy and the Association of Professional Engineers of British Columbia.

Formerly, Mr. Zimmer was the President and CEO of Far West Mining Ltd. He has over 35 years of Canadian and international mining experience, including 15 years with Teck Cominco Limited, where he was Vice President and Project Manager of Teck-Pogo Inc. and also managed several operations and development projects. Prior to his work with Teck Cominco, Mr. Zimmer was Senior Staff Engineer with Bow Valley Industries Ltd. and held various positions at Key Lake Mining Corporation, where subsequently he became the Key Lake mine superintendent.

Mr. Zimmer holds a Bachelor of Science (Chemistry and Mathematics), a Bachelor of Engineering (Mining), and an MBA.

			Since May 2, 2012	124,950 Shares 260,000 Stock Options 33,332 RSUs	70

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Name and Jurisdiction of Residence(5)	Positions Held Within the Corporation	Principal Occupation and Experience(5)	Previous Service as a Director	Number of Securities Beneficially Owned, Controlled or Directed, Directly or Indirectly(6)	Age
Rick Van Nieuwenhuyse British Columbia Canada	Director(2)(3)(9)

Mr. Van Nieuwenhuyse is President and Chief Executive Officer of Trilogy a mineral exploration and development company since 2011.

Prior to establishing Trilogy, Mr. Van Nieuwenhuyse was founder, President and Chief Executive Officer of NovaGold Resources Inc., and prior to that was Vice President of Exploration for Placer Dome Inc. He brings years over 25 years of working experience and knowledge of Alaska and Western Canada to the Company, managing projects from grassroots discovery through to advanced feasibility studies and production.

Mr. Van Nieuwenhuyse holds a Candidature degree in Science and a M.Sc. in geology.

			Since January 11, 2005	101,999 Shares 260,000 Stock Options 33,332 RSUs	62
Terry Krepiakevich British Columbia Canada	Director(1)(4)(9)

Mr. Krepiakevich is currently a member of the board of directors of several publicly-listed and private companies since July 2011.

Prior to these appointments he was the Chief Financial Officer of SouthGobi Resources Ltd., a TSX and Hong Kong publicly-listed mining company, from 2006 - 2011. Additionally, Mr. Krepiakevich was Chief Financial Officer for Extreme CCTV Inc., a publicly traded company on the TSX involved in manufacturing high tech surveillance equipment, and Vice-President Finance and Chief Financial Officer of Maynards Industries Ltd., a private firm specializing in retailing, auctioneering, liquidating, and mergers and acquisition services. Mr. Krepiakevich was a senior officer in a number of private and public issuers.

Mr. Krepiakevich is a Canadian qualified Chartered Professional Accountant.

			Since July 22, 2009	132,290 Shares 260,000 Stock Options 33,332 RSUs	64

(1)	Member of the Audit Committee.
(2)	Member of the N&CG Committee.
(3)	Member of the EHS&T Committee.
(4)	Member of the Compensation Committee.
(5)	The information as to the jurisdiction of residence and principal occupation has been furnished by the respective individuals.
(6)	The information as to Shares beneficially owned, controlled or directed, directly or indirectly, as at April 20, 2018, not being within the knowledge of Alexco, has been furnished by the respective individuals.
(7)	Includes 1,940,299 shares owned by ALM Investments ULC (formerly Asset Liability Management Group ULC), which company is controlled by Clynton Nauman.
(8)	Effective April 17, 2017, Mr. Zimmer became Lead Director; Mr. Winn stepped down as Chairman; Mr. Nauman stepped down as President and was appointed Executive Chairman; and Mr. Bradley Thrall stepped down as Chief Operating Officer and was appointed President.
(9)	Member of Special Committee, which was formed for the purpose of reviewing and approving restructuring of the US operations of Alexco Environmental Group (“AEG”) and was in place for the period from June 27, 2017 to April 11, 2018.
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As of the date of this Circular, the standing committees of Alexco are the Audit; N&CG; Compensation; and EHS&T committees.

Unless instructed otherwise, the Management Proxyholders named in the form of proxy accompanying this Circular intend to vote for the election of the foregoing individuals as directors to hold office until the close of the next following annual general meeting of the Shareholders or until their successors are elected.

Attendance at Board and Committee Meetings

The following table contains the attendance record of each director for all Board and Committee meetings since the beginning of the most recently completed financial year, being the year ended December 31, 2017:

Name of Director	Board	Audit	Compensation	Nominating & Corporate Governance	Environmental, Health, Safety & Technical	Special	Total
Clynton R. Nauman	12 out of 12	n/a	n/a	n/a	1 out of 1	n/a	13 out of 13 (100%)
Elaine Sanders	10 out of 12	8 out of 8	3 out of 3	2 out of 3	n/a	5 out of 6	28 out of 32 (88%)
Karen McMaster	1 out of 1	n/a	n/a	n/a	n/a	n/a	1 out of 1 (100%)
Michael D. Winn	11 out of 12	1 out of 1	1 out of 1	1 out of 2	2 out of 2	n/a	16 out of 18 (89%)
Richard N. Zimmer	12 out of 12	6 out of 7	4 out of 4	n/a	3 out of 3	5 out of 6	30 out of 32 (94%)
Rick Van Nieuwenhuyse	11 out of 12	n/a	n/a	3 out of 3	3 out of 3	6 out of 6	23 out of 24 (96%)
Terry Krepiakevich	12 out of 12	8 out of 8	4 out of 4	1 out of 1	n/a	6 out of 6	31 out of 31 (100%)

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of Alexco, no proposed director:

(a)	is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer (“CEO”) or chief financial officer (“CFO”) of any company (including Alexco) that:
(i)	was the subject, while the proposed director was acting in the capacity as director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or
(ii)	was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, CEO or CFO but which resulted from an event that occurred while the proposed director was acting in the capacity as director, CEO or CFO of such company; or
(b)	is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director or executive officer of any company (including Alexco) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(c)	has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or
(d)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(e)	has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.
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Appointment of Auditors

PricewaterhouseCoopers LLP, Chartered Professional Accountants (“PwC”), of Vancouver, British Columbia are the auditors for Alexco. Unless instructed otherwise, the management proxyholders named in the form of proxy accompanying this Circular intend to vote for the re-appointment of PwC as the auditors to hold office for the ensuing year at remuneration and on terms of engagement to be fixed by the directors.

PwC were first appointed as Alexco's auditors in 2005.

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis describes and explains the significant elements of Alexco’s compensation program, with particular emphasis on the process for determining compensation payable to the CEO, CFO, and the three other most highly compensated executive officers whose total compensation for the most recent financial year is at least $150,000 (collectively, the “Named Executive Officers” or “NEOs”). For the year ended December 31, 2017, in addition to the CEO and CFO, the President (who formerly held title of Chief Operating Officer (“COO”) was named President effective April 17, 2017) and the Vice President, Exploration qualified as NEOs.

Objectives of Compensation Program

The objectives of Alexco’s compensation program are to attract, hire, retain and incentivize highly qualified executive officers and directors who will drive the success of Alexco, while at the same time promote a greater alignment of interests between such executive officers and directors and Alexco’s shareholders. Alexco’s compensation program is designed to recruit and retain key individuals and reward individual and company performance with compensation that has long-term growth potential, while recognizing that the executives work as a team to achieve corporate results.

Elements of Executive Compensation

Executive compensation is comprised of three main elements: base salary, annual bonus incentive and equity-based incentive awards. Alexco positions executive pay relative to its Comparator Group with total direct pay to be approximately median and, depending on the tenure and experience of the Executive, Alexco provides the opportunity for top quartile ("P75") pay through a Short-term Incentive Plan and Long-term Incentive Plan for P75 performance.

1.	Base Salary - The primary element of Alexco’s compensation program is base salary. Alexco considers a competitive base salary to be a necessary element for attracting and retaining qualified executive officers. The amount payable to an executive officer as base salary is determined primarily by the number of years’ experience, personal performance, and by comparisons to the base salaries and total compensation paid to executives of comparable publicly-traded companies within the Canadian mining sector. For benchmarking purposes, Alexco targets a range for executive officer base salaries at each positional level which is +/-20% of a midpoint that is developed between the median ("P50") and P75 of the Comparator Group. This positioning is due to Alexco’s business model being unique with its mining operations and environmental consulting business.
2.	Annual Bonus - Annual performance-based cash incentives are a variable compensation element intended to encourage and recognize strong levels of performance by linking compensation to achievement of corporate and individual goals and objectives. Annual bonus awards are determined at the discretion of the Board. The Compensation Committee is responsible for reviewing the Company’s performance against management’s objectives for the year and recommend to the Board annual bonuses after taking into consideration recommendations by management awards for executives based on a percentage of the targeted performance. The Compensation Committee considers a number of key performance indicators, generally relative to budget expectations and achievement of corporate objectives that are set by management early in the year and agreed upon by the Board. The annual cash incentive bonus targets for the NEO’s are as follows:
NEO Name	NEO Position	2017 Target Bonus of Base Salary	Percentage of 2017 Target Awarded
Clynton R. Nauman	Chairman and CEO	40%	97%
Brad Thrall	President	25%	93%
Michael Clark	CFO	25%	90%
Al McOnie	VP Exploration	15%	78%

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3.	Equity-Based Incentive Awards - Equity-based incentive awards take the form of incentive stock options and RSUs granted under Alexco’s Equity Incentive Plan. The award of incentive stock options and RSUs is intended to give each holder an interest in preserving and maximizing shareholder value in the longer term, to align the interests of executive officers with those of Shareholders, and to enable Alexco to attract and retain individuals with experience and ability. Such equity-based incentive awards are considered when reviewing executive officer compensation packages as a whole. Incentive stock options generally have a five-year term for Option grants, are subject to vesting provisions of eighteen months, and carry an exercise price equal to the Fair Market Value of the common shares as at the date of grant. RSU awards generally vest over two years (one third on grant and one third on each of the first and second anniversaries of the award), and are settled by issuance of Shares from treasury. The periodic award of Options and RSUs, which generally occurs at the beginning of the calendar year, is determined by the Board based on the recommendations of the Compensation Committee, is discretionary and takes into account previously granted equity-based incentive awards as well as typical market practices of the Comparator Group of companies.

Role of Compensation Committee

The Compensation Committee, under the supervision of the Board, has overall responsibility for recommending to the Board levels of compensation for Alexco’s executive officers as well as certain key employees and non-executive officers for approval by the Board, and for recommending compensation for directors, including the granting of equity-based incentive awards for approval by the Board. The full responsibilities, powers and operating procedures of the Compensation Committee are outlined in its charter, a copy of which is attached as Schedule “B” hereto.

Each fall, the Compensation Committee initiates the annual compensation determination process, including considering the retention of a compensation consultant, establishing guidance in formulating the current year’s recommendations and determining the current year’s Comparator Group, all to the extent considered appropriate. Over the remainder of the year, the Compensation Committee receives and reviews the advice of the compensation consultant, if retained, and the recommendations of the CEO regarding compensation determinations. Early in the new year, typically January or February once indicative full-year financial and operating results are available, the Compensation Committee determines its final recommendations to the Board regarding base salaries and equity-based incentive awards for the year commencing and annual bonus awards for the year just completed, as well as regarding director compensation for the year commencing.

As at December 31, 2017 and as the date of the Circular, the members of the Compensation Committee were Elaine Sanders, Terry Krepiakevich and Richard Zimmer, each of whom, in the opinion of the Board, is independent as prescribed by NI 52-110 under the rules of the TSX and pursuant to Sections 803A and 805(c)(1) of the NYSE American Company Guide. During the fiscal year ended December 31, 2017, Michael Winn served on the Compensation Committee for the period from January 1, 2017 through April 17, 2017, following which Elaine Sanders replaced Mr. Winn as the Chair on the Compensation Committee. Mr. Winn was, in the opinion of the Board, independent (under the rules of the TSX and pursuant to Sections 803A and 805(c)(1) of the NYSE American Company Guide) during the time he served on the Compensation Committee. Ms. Sanders is the Vice President, Chief Financial Officer and Corporate Secretary for Trilogy Metals Inc. Prior to Trilogy Metals Inc., Ms. Sanders served as Vice President, Chief Financial Officer and Corporate Secretary for NovaGold Resources Inc. Ms. Sanders has over 20 years’ experience in audit, finance, and accounting with public and private companies. Mr. Krepiakevich is a member of the board of directors of a number of publicly-listed companies and has over 30 years’ experience as a director and senior executive of a number of publicly-listed international companies, including SouthGobi Resources Ltd., Extreme CCTV Inc. and Maynards Industries Ltd. and accordingly has had extensive dealings with executive compensation matters in such capacities. Mr. Zimmer is a member of the board of directors on several companies including Capstone Mining Corp. and Ascot Resources Ltd. and has over 40 years’ experience as a director and senior executive of a number of publicly-listed international companies, including Far West Mining Ltd. and Teck. Through the combined business experiences of its members, including experience with the management of public companies generally and with financial and compensation determination matters in particular, the Board considers the Compensation Committee to possess the skills and experience necessary to make decisions on the suitability of Alexco’s compensation policies and practices.

Role of CEO

During the compensation determination process, the CEO completes a review of the performance of Alexco’s executive officers as well as certain key employees and non-executive officers over the year just completed. This review entails a qualitative assessment of each individual’s performance, with reference to both the success of Alexco and the individual’s contribution. The individual’s contribution is qualitatively assessed with reference to a number of key performance indicators as described above under “Elements of Executive Compensation”, and in the context of circumstances and challenges arising through the year. Based on these assessments, the CEO makes a recommendation to the Compensation Committee regarding base salary, annual bonus and equity-based incentive awards, which the Compensation Committee takes into consideration when determining is final recommendations to the Board.

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Role of Compensation Consultant and Peer Benchmarking

In 2016, the Compensation Committee retained Hugessen Consulting (“Hugessen”), who are independent, to perform a review of the Company’s compensation philosophy, a detailed review of executive and director compensation including a proposed comparator group for the Company and a detailed compensation review for the Company’s executives, key personnel and directors to the peer companies’ executive and independent director pay levels and practices for 2016 and at the beginning of 2017. Hugessen also provided a summary of pay trends in the mining sector. The Compensation Committee did not engage any additional compensation consultants during the year ended December 31, 2017.

A summary of executive compensation-related fees billed by Hugessen, for each of the two most recently completed financial years are summarized as follows:

Financial Year Ended December 31	Executive Compensation-Related Fees	All Other Fees
2017	$1,431	Nil
2016	$29,283	Nil

For 2016 and 2017, to identify appropriate comparable peer companies (“Comparator Group”), the Company used the following criteria:

•	Canadian headquartered and listed on the TSX or TSX Venture Exchange;
•	Mining operations focused on silver, gold, copper, precious metals and diversified metal ore and operating in the Americas; and
•	Market capitalization or total enterprise value in the range of 0.5 to 2.0 times that of Alexco.

These criteria were validated by Hugessen and Alexco’s Compensation Committee.

For 2017, the Comparator Group was amended as follows:

•	Of the 2016 Comparator Group, nine companies (Americas Silver Corporation, Avino Silver & Gold Mines Ltd., Bear Creek Mining Corporation, Excellon Resources Inc., Great Panther Silver Ltd., Trilogy Metals Inc., Sabina Gold & Silver Corp, Victoria Gold Corp. and Wesdome Gold Mines Ltd.) continued to be appropriate and were retained for the 2017 Comparator Group; and

•	Golden Queen Mining Co. Ltd. was removed from the 2017 Comparator Group because its market capitalization and total enterprise value dropped below 0.50 times that of Alexco and Kaminak Gold Corp. was removed from the 2017 Comparator Group as it was acquired by Goldcorp Inc., and therefore, no longer met the criteria.

Below is the 2017 Comparator Group:

Comparator Group
Americas Silver Corporation Avino Silver & Gold Mines Ltd. Bear Creek Mining Corp. Excellon Resources Inc. Great Panther Silver Ltd.	Sabina Gold & Silver Corp. Trilogy Metals Inc. Wesdome Gold Mines Ltd. Victoria Gold Corp.

Consideration of Risks Associated With Compensation Policies and Practices

The Board is responsible, in participation with management, for reviewing and identifying what are perceived to be the principal risks to Alexco. These risks include but are not limited to those arising from Alexco’s compensation policies and practices, such as the risk that an executive officer or other employee is incentivized to take inappropriate or excessive risks, or that such policies and practices give rise to any other risks that are reasonably likely to have a material adverse effect on Alexco. The Board undertakes this review with management on at least an annual basis, and ensures that the Compensation Committee adequately considers risks arising from Alexco’s compensation policies and practices when determining its recommendations to the Board regarding the compensation of executive officers. No risks have been identified as arising from Alexco’s compensation policies and practices which are considered reasonably likely to have a material adverse effect on Alexco.

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Policy Regarding Purchase of Financial Instruments to Hedge Equity Based Compensation

Alexco has adopted a policy expressly forbidding directors and all employees, including executive officers, from purchasing financial instruments designed to hedge or offset a decrease in market value of equity securities granted as compensation.

Effective April 24, 2018, the Board approved the adoption of a Claw Back Policy for Alexco. Under the Claw Back Policy, in situations where: (i) the amount of incentive compensation received by an executive officer or former executive officer to whom the policy applies was calculated based or contingent upon the achievement of certain financial results that were subsequently the subject of, or affected by, a material restatement of all or a portion of the Company’s financial statements; (ii) the executive officer or former executive officer engaged in intentional misconduct or fraud that caused, or potentially caused, the need for the restatement, as admitted by the executive officer or, in the absence of such admission, as determined by a court of competent jurisdiction in a final judgment that cannot be appealed; and (iii) the incentive compensation payment received would have been lower had the financial results been properly reported, then the Board may, to the extent permitted by applicable laws and to the extent it determines that it is in the Company’s best interest to do so, require reimbursement of the amount by which the after-tax incentive compensation received by such executive officer under the Company’s annual and long-term incentive plans exceeded that which the executive officer would have received had the financial statements not been materially restated.

Executive Compensation

Determination of Executive Compensation for 2017/2018

During 2017, operating results within the environmental services business were reasonably strong, and Alexco’s exploration efforts through the year were particularly successful. Externally, 2017 saw relatively little to no change in overall silver prices, some improvement in base metal prices and the mining sector was generally flat. Share prices of the Comparator Group, had certain companies experiencing increases while others experienced losses over the year with Alexco’s share price experiencing an average performance compared to the Comparator Group with no change from the beginning of the year to the end.

In this context, in January 2018, the CEO and President fully endorsed the Compensation Committee’s recommendation to the Board to make specific recommendations regarding their compensation to directly incentivize them to move Keno Hill back into production while also conserving cash. These changes included (a) accepting the CEO recommendation that the CEO’s salary be reduced by 13.5%, (b) freezing the President’s salary and (c) paying the CEO and the President short-term incentive bonuses through the issuance RSUs and performance-based stock options (split 50/50), with no cash component.

With respect to other NEOs, and as recommended by the CEO, the Compensation Committee recommended to the Board that, effective January 1, 2018, a base salary increase be given to the CFO, Michael Clark, in the amount of 5%.

For short-term incentive purposes, the Compensation Committee considered management’s assessment of performance against corporate objectives for the fiscal year ended December 31, 2017. The table below summarizes the corporate objectives and actual results for 2017:

	2017 Performance Objectives	Actual Result	Assessment
Mining Operations
1	Restructure the SPA with Wheaton Precious Metals Corp. (“Wheaton”)	Restructured agreement on March 29, 2017	Achieved
2	Complete updated Preliminary Economic Assessment for Keno Hill	Completed on March 29, 2017	Achieved
3	Increase silver resource through continued exploration	Completed successful drill program in 2017, with positive results	Achieved
4	Commence decline on Bermingham deposit with strong safety record	Commenced decline, completed 50% by the end of year with excellent safety record	Achieved
5	Recruit senior personnel to assist with moving Keno Hill forward towards production	Hired new senior personnel	Achieved
6	Advance production-related permitting on the Bermingham deposit	Received amendment to the district Class IV permit and submitted application for production related permit amendments in fourth quarter of 2017	Achieved
7	Manage cash and protect balance sheet	Maintained strong balance sheet during 2017	Achieved
Alexco Environmental Group (“AEG”)
8	Complete restructure of AEG	Completed restructure in 2017	Achieved
9	Submit the ESM Reclamation plan into Yukon Environmental and Socio-Economic Assessment Act (“YESAA”) process relating to the legacy liabilities at Keno Hill	This was not completed by the of the year but is expected to be submitted in Q2 of 2018	Not Achieved
10	Improve AEG revenue and profitability	Revenue was flat for 2017 at $11 million however gross margin increased by $1.1 million	Achieved

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The 2017 annual bonus to the CEO and President were paid out in non-cash RSU and stock option grants with the purpose of conserving cash and demonstrating alignment of the Executive’s objectives to that of shareholders, which management believes is for Keno Hill to reach commercial production in the short-term and furthermore meeting a key milestone of its commitment with Wheaton by reaching 400 tonnes per day of mill throughput. The bonuses were paid as follows:

•	Clynton Nauman - Executive Chairman and CEO:
•	The CEO’s target cash bonus related to 2017 was not paid in cash and was substituted with a combination of 50% issued in RSUs and 50% granted in stock options. The main purpose of the substitution was to conserve cash and demonstrate alignment of the Executive objectives to shareholders which management believes is to reach commercial production at Keno Hill in the short-term and complete a 400 tonne per day mill throughput test as defined in the SPA. The cash bonus was substituted as follows:
i.	37,700 RSUs were issued at deemed price of $2.07, vesting 100% immediately.
ii.	72,800 performance-based stock options were granted with an exercise price of $2.07 with a grant day fair value of $1.14 per option whereby all vest upon the Company reaching 400 tonnes per day of material through the Keno Hill mill for 30 consecutive days.
•	Brad Thrall - President:
•	The President’s target cash bonus related to 2017 was not paid in cash and was substituted with a combination of 50% issued in RSUs and 50% granted in stock options as follows:
i.	10,000 RSUs were issued at deemed price of $2.07, vesting 100% immediately.
ii.	33,800 performance-based stock options were granted at an exercise price of $2.07 with a grant day fair value of $1.14 per option whereby all vest upon the Company reaching 400 tonnes per day of material through the Keno Hill mill for 30 consecutive days.

For long-term incentive purposes, the Compensation Committee in early 2017 granted equity-based compensation awards to each of the executive officers, in the form of both Options and RSUs. In early 2018 and as described above, long-term incentive awards were granted to the CEO and President and included performance-based vesting to align with getting Keno Hill back into production and consistent with throughput objectives under the SPA.

All recommendations of the Compensation Committee were accepted and approved by the Board.

Summary Compensation Table

The following table sets forth information concerning compensation to each of the Named Executive Officers during the three most recently completed financial years:

NEO Name And Principal Position	Year	Salary ($)(1)	Share-Based Awards ($)(2)	Option Based Awards ($)(3)	Non-Equity Incentive Plan Compensation		Pension Value ($)	All Other Compensation ($)(5)	Total Compensation ($)
					Annual Incentive Plans ($)(4)	Long-Term Incentive Plans ($)
Amounts Reported in US Dollars (1)
Clynton R. Nauman Executive Chairman and CEO	2017 2016 2015	346,800 340,000 340,000	89,368 34,324 23,459	331,871 139,182 86,099	134,234(6) 75,000 Nil	Nil Nil Nil	Nil Nil Nil	42,149 38,850 37,955	944,421 627,357 487,513
Bradley Thrall President	2017 2016 2015	265,000 256,000 256,000	62,558 24,027 16,423	224,723 92,788 57,400	61,817(6) 64,191 Nil	Nil Nil Nil	Nil Nil Nil	48,737 47,904 44,483	662,836 484,911 374,306
Amounts Reported in Canadian dollars
Michael Clark CFO(6)	2017 2016 2015	210,000 200,000 185,000	81,200 31,850 21,000	196,922 82,000 29,361	47,250 30,000 Nil	Nil Nil Nil	Nil Nil Nil	18,624 16,868 4,067	553,996 360,718 239,428
Alan McOnie Vice President, Exploration	2017 2016 2015	257,040 252,000 196,000	34,800 13,650 9,000	246,153 102,500 44,051	30,000 35,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 19,365	567,993 403,150 268,406

(1)	Salary and annual bonuses are paid in US currency to Clynton Nauman and Bradley Thrall. As a result all compensation in this table related to Clynton Nauman and Bradley Thrall is reflected in US dollars. The exchange rates used to convert all of the amounts to US currency for the 2017, 2016 and 2015 financial years were CDN$1.00 = US$0.7704, CDN$1.00 = US$0.7544 and CDN$1.00 = USD$0.7820, respectively. The Company’s financial statements report these amounts in Canadian dollars.
(2)	This column includes the grant date fair value of RSUs awarded by Alexco to the Named Executive Officers during the indicated year. All grant date fair values equal the accounting fair values determined for financial reporting purposes in accordance with IFRS 2 Share-based Payment, and were determined by reference to the Fair Market Value of Alexco at the date of grant. The grant date fair value of the award for the 2017 financial year was Cdn$2.32 (2016 - Cdn$0.91; 2015 - Cdn$0.60) per RSU.
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(3)	This column includes the grant date fair value of all Options granted by Alexco to the Named Executive Officers during the indicated year. All grant date fair values equal the accounting fair values determined for financial reporting purposes in accordance with IFRS 2 Share-based Payment, and were estimated using the Black-Scholes option pricing model and determined by reference to the Fair Market Value of Alexco at the date of grant. The grant date fair values of all options granted during the 2017 financial year were estimated by assuming a risk-free interest rate of 1.02% (2016 - 0.5%; 2015 - 0.6%) per annum, an expected life of options of 4 (2016 - 4; 2015 - 4) years, an expected volatility of 73% (2016 - 69%; 2015 - 67%), an expected forfeiture rate of 2% (2016 - 5%; 2015 - 3%) and no expected dividends (2016 - nil; 2015 - nil). The Black-Scholes options pricing model has been used to determine grant date fair value due to its wide acceptance across industry as an option valuation model.
(4)	Annual bonuses are attributed to the financial year in respect of which they have been awarded. The financial statements will reflect the impact of the annual bonuses in the first quarter of the following year.
(5)	Included in “All Other Compensation” are the amounts paid each year for benefits, as well as RRSP and 401K contributions, vehicle allowances, benefits and parking fees paid by Alexco.
(6)	The 2017 annual bonuses for the CEO and President in the amounts of US$134,234 (Cdn$174,236) and US$61,817 (Cdn$80,239), respectively, were settled with 50% of the amount through the issuance RSUs, which vest immediately, and the remaining 50% through the grant of stock options whereby all options vest upon the Company reaching 400 tonnes per day of material being milled through the Keno Hill mill for 30 consecutive days. Although these annual bonuses are attributed to the year ended December 31, 2017 (being the year in respect of which they have been awarded), the issuance of the bonuses will be reflected in Alexco’s financial statements for the first quarter of 2018, being the period when the bonuses were settled.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of Alexco at December 31, 2017, being the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the Named Executive Officers:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(2)	Market or payout value of vested share-based awards not paid out or distributed ($)
Clynton R. Nauman Executive Chairman and CEO	150,000 75,000 125,000 375,000 450,000 350,000	7.10 4.16 1.94 0.60 0.84 2.32	Jan 12, 2018 Jan 21, 2018 Feb 12, 2019 Feb 11, 2020 Feb 12, 2021 Feb 01, 2022	- - 6,250 521,250 517,500 -	83,333	165,833	Nil
Bradley Thrall President	87,500 50,000 75,000 250,000 300,000 237,500	7.10 4.16 1.94 0.60 0.84 2.32	Jan 12, 2018 Jan 21, 2018 Feb 12, 2019 Feb 11, 2020 Feb 12, 2021 Feb 01, 2022	- - 3,750 347,500 345,000 -	58,333	116,083	Nil
Michael Clark CFO	35,000 100,000 200,000 160,000	0.60 0.60 0.84 2.32	Dec 15, 2019 Feb 11, 2020 Feb 12, 2021 Feb 01, 2022	48,650 139,000 230,000 -	58,333	116,083	Nil
Alan McOnie Vice President, Exploration	60,000 35,000 75,000 50,000 250,000 200,000	7.10 4.16 1.94 0.60 0.84 2.32	Jan 12, 2018 Jan 21, 2018 Feb 12, 2019 Feb 11, 2020 Feb 12, 2021 Feb 01, 2022	- - 3,750 69,500 191,666 -	25,000	49,750	Nil

(1)	The “Value of unexercised in-the money options” is calculated on the basis of the difference between the closing price of the Shares on the TSX on December 31, 2017, which was $1.99, and the exercise price of the options.
(2)	The “Market or payout value of share-based awards that have not vested” is calculated at the closing price of the Shares on the TSX on December 31, 2017, which was $1.99.
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Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out the value of all incentive plan awards that vested or were earned during the most recently completed financial year, being the year ended December 31, 2017, for each of the Named Executive Officers:

Name	Option-based awards - Value vested during the year ($)(1)	Share-based awards - Value vested during the year ($)(2)	Non-equity incentive plan compensation - Value earned during the year ($)(3)
Clynton R. Nauman (5) Executive Chairman and CEO	346,250	119,358	174,236(4)
Bradley Thrall (5) President	230,833	83,551	80,239(4)
Michael Clark CFO	139,217	83,551	47,250
Alan McOnie Vice President, Exploration	118,999	35,808	30,000

(1)	The “Option-based awards - Value vested during the year” is calculated on the basis of the difference between the closing price of the Shares on the TSX on December 31, 2017 of $1.99 and the weighted average exercise price of the vested options.
(2)	The “Share-based awards - Value vested during the year” is calculated on the closing price of the Shares on the TSX on the various RSU vesting dates, which have a weighted average share price of $2.39.
(3)	The “Non-equity incentive plan compensation - Value earned during the year” includes cash bonuses awarded subsequent to year end that are attributed to the year ended December 31, 2017. All equity-based awards will be reflected in the year in which they vest.
(4)	The CEO and President non-equity incentive plan compensation earned during the year was not settled in cash and was instead settled with a combination of 50% RSUs and 50% performance-based stock options.
(5)	This table reflects all amounts in Canadian dollars, while the Summary Compensation Table reports all compensation for Clynton Nauman and Bradley Thrall in US dollars. The exchange rate used to convert the amounts to CDN currency for 2017 was US$1.00 = CDN$1.2980.

Pension Plan Benefits

Alexco does not have any form of pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement. Alexco does not have any form of deferred compensation plan.

Employment Contracts with Named Executive Officers

Alexco is party to the following employment agreements (“Executive Employment Agreements”) with the Named Executive Officers:

1.	Employment agreement dated effective January 1, 2007 with Clynton Nauman;
2.	Employment agreement dated effective January 1, 2007 with Bradley Thrall; and
3.	Employment agreement dated effective December 15, 2014 with Michael Clark.

Effective December 31, 2017, Alan McOnie terminated his employment agreement with Alexco and entered into a consulting agreement with Alexco whereby Mr. McOnie would continue in his capacity as the Vice President, Exploration of Alexco for the period January 1, 2018 to December 31, 2018. This consulting agreement does not include any termination clauses. Mr. McOnie’s employment agreement is therefore not included in Executive Employment Contracts below.

Except for the specific duties of each Named Executive Officer and other than as set forth below, the material provisions of the Executive Employment Agreements are substantially identical. Each Executive Employment Agreement is for an indefinite period unless terminated by either Alexco or the applicable Named Executive Officer in accordance with the provisions thereof as described below.

As at December 31, 2017 and pursuant to their respective Executive Employment Agreements, Mr. Nauman, Mr. Thrall and Mr. Clark were entitled to annual base salaries, paid semi-monthly, of US$346,800, US$261,120 and $210,000, respectively. Such annual base salaries are subject to annual review by Alexco. Subsequent to December 31, 2017, Mr. Nauman reduced his salary by 13.5% to US$300,000.

Each Executive Employment Agreement may be terminated by Alexco upon the Named Executive Officer dying or becoming permanently disabled or disabled for a period exceeding 180 consecutive or 180 non-consecutive days calculated on a cumulative basis over any two year period during the term of the agreement, or voluntarily by the Named Executive Officer with three months’ notice to Alexco for Mr. Nauman and Mr. Thrall and 2 months’ notice to Alexco for Mr. Clark. Under each Executive Employment Agreement, in the event of termination by Alexco without just cause or termination by the Named Executive Officer for non-cured material breach or default of the agreement by Alexco, or in the event of termination by the Named Executive Officer upon a change of control as further described below, the Named Executive Officer will be entitled to receive a severance payment equal to all compensation (salary plus annual bonus) paid to the Named Executive Officer under the agreement for the previous fiscal year multiplied by a particular factor, and Alexco shall also continue the Named Executive Officer’s group insurance benefits for 12 months after the date of termination for Mr. Nauman and Mr. Thrall and 6 months for Mr. Clark. For Mr. Nauman and Mr. Thrall, the multiplying factor is two and a half and for Mr. Clark, the multiplying factor is two. In the event of termination by Alexco upon a Named Executive Officer dying or becoming disabled as described above and so long as the Named Executive Officer receives life insurance or long-term disability benefits under Alexco’s benefit plans, the Named Executive Officer will be entitled to receive his then-current salary for one year. If the Named Executive Officer does not receive such benefits, other than for acts of the Named Executive Officer resulting in lawful denial of such coverage, then the Named Executive Officer shall be entitled to receive the amounts due in the event of termination without cause. In the event of termination by Alexco for just cause, or voluntary termination by the Named Executive Officer, the Named Executive Officer shall not be entitled to receive any incremental payments or benefits.

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In the event that a change of control (as defined in the Executive Employment Agreements) and described below under “Termination and Change of Control Benefits” occurs, each of the Named Executive Officers may terminate his obligations under the agreement by providing one month’s notice in writing to Alexco at any time between the 90th day and the 180th day following the date on which there is a change of control.

If a Named Executive Officer’s employment with Alexco is terminated, and within two years of such termination for Mr. Nauman and Mr. Thrall, and three years for Mr. Clark, the Named Executive Officer acquires directly or indirectly other than from Alexco or its subsidiaries any present or future interest in any mining claims or properties or mineral interests within 10 kilometres of the external boundaries of any mineral property held by Alexco during the time the Named Executive Officer was employed by Alexco, the Named Executive Officer will offer Alexco, in writing, the right to acquire such interest in exchange for reimbursement of his direct or indirect acquisition costs. Alexco shall have 30 days after receipt of such offer to accept the offer and 90 days after receipt of such offer to reimburse such costs.

Termination and Change of Control Benefits

The Executive Employment Agreements provide for payment or benefits in the event of termination of employment (as described above) or a change of control of the Company. During 2017, the Executive Employment Agreements were amended such that the threshold for triggering payment or benefits upon a change of control was increased from 25% to 50% of the then outstanding Shares. As at the date of this Circular, under the Executive Employment Agreements, a “change of control” is deemed to have occurred when:

(a)	at least 50% in fair-market value of all the assets of Alexco are sold; or

(b)	there is a direct or indirect acquisition by a person or group of persons acting jointly or in concert of voting shares of Alexco that when taken together with any voting shares owned directly or indirectly by such person or group of persons at the time of the acquisition, constitutes 50% or more of the outstanding voting shares of Alexco; or

(c)	a majority of the then-incumbent Board’s nominees for election to the Board are not elected at any annual or special meeting of shareholders of Alexco.

In addition, during 2017 the Board approved the following changes to for any executive contracts entered into in the future:

(a)	a Change of Control clause will have a double trigger, which requires the “change of control” criteria listed above as well as a material change in the executive’s status or responsibilities. The existing contracts for the CEO, CFO and President have single modified triggers which have been grandfathered in.

(b)	employment agreements will not exceed a 2 times multiplier for severance. Currently the CEO and President have a severance provision with a 2.5 times multiplier which has been grandfathered in. The 2.5 times multiplier was adjusted in 2013 from 2 to 2.5 as a result of both the CEO and President agreeing to reduce their salaries by 20%. Furthermore, in 2018 the CEO further reduced his salary by an additional 13.5%, effective February 1, 2018.

As at the date of this Circular, each of the Executive Employment Agreements, provides that, in the event of a change of control of Alexco, Alexco shall continue to employ and the Executive shall continue to serve Alexco in the same capacity.

For the Named Executive Officers employed by Alexco as at December 31, 2017 (other than Mr. McOnie, whose current consulting agreement does not contain a termination or change of control clause), the following table discloses the estimated incremental amounts payable to each of Mr. Nauman, Mr. Thrall and Mr. Clark under a number of termination or change-of-control circumstances, other than termination by Alexco for just cause or voluntary termination by the Named Executive Officer. Amounts disclosed in the table below assume that a change of control occurred and/or the Named Executive Officer’s employment was terminated on December 31, 2017.

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	Clynton R. Nauman Chairman and CEO (3)	Bradley Thrall President (3)	Michael Clark CFO

Termination without just cause, for unremedied breach or default by Alexco, in connection with a change of control, or in event of non-receipt of benefits upon death or disability (1)

Cash severance payment

Group insurance benefits

Accelerated vesting of option-based awards(2)

Total

	US$1,233,475 US$29,793 - US$1,263,268	US$884,434 US$21,781 - US$906,215	$540,012 5,868 - $545,880
Termination upon death or disability where benefits due are received: One year salary	US$346,800	US$265,000	$210,000

(1)	These figures do not include perquisites and other personal benefits where the aggregate amount of such compensation is less than $50,000.
(2)	Under the Equity Incentive Plan, if a bona fide take-over bid is issued that results in the offeror becoming a control person of Alexco within the meaning of the Securities Act (British Columbia), all outstanding Options and RSUs immediately become vested for all holders and not just the Named Executive Officers.
(3)	Amounts for Clynton Nauman and Bradley Thrall are reported in US dollars.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return of the Shares, assuming a $100 investment in the Shares on January 1, 2013, with the S&P/TSX Composite Index, assuming dividend reinvestment.

Over the five most recently completed financial years, changes in compensation levels for the Named Executive Officers have generally been consistent with changes in shareholder value. Compensation for the Named Executive Officers also demonstrates the high level of “at risk” or variable compensation that forms part of the total compensation program for Alexco’s executives. The level of compensation paid to the Named Executive Officers has been reflective of the significant advancements made at Alexco’s Keno Hill District properties in the Yukon with the significant exploration success realized in the District through 2017 and advances toward recommencing production in the Keno Hill district. The compensation for the 2013 year was reduced in recognition of the difficult market conditions experienced. The compensation in 2017 relatively remained unchanged from 2013 with the exception of the tax equalization program being terminated effective December 31, 2015. Furthermore, the CEO reduced his salary by 13.5% commencing February 1, 2018.

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Director Compensation

Determination of Director Compensation for 2017

Alexco’s non-executive directors are compensated for their services with an annual fee, as well as by the grant of equity-based incentive awards. Directors are also reimbursed for the cost of individual travel and other ancillary expenses incurred in connection with attending Board and Committee meetings. For the period January 1, 2017 through March 31, 2017, each director (excluding Mr. Nauman, who is an executive director and is compensated as a Named Executive Officer) received a base annualized fee of $32,000. For the period April 1, 2017 through December 31, 2017 the base annualized fee was increased to $36,000 to better reflect market practices as no per-meeting fees are paid. Effective April 1, 2017 the Lead Director received an additional amount of $5,000 per annum, the Chair of the Audit Committee received an additional amount of $8,000 per annum, and the Chairs of the other Committees each received an additional amount of $5,000 per chair per annum. The non-executive directors were granted Options and RSUs under Alexco’s Equity Incentive Plan. The Board has also determined to implement no director fee increases for 2018.

Furthermore, the Board struck a special committee comprised of four independent Board members (being Terry Krepiakevich (Chair), Rick Van Nieuwenhuyse, Richard Zimmer and Elaine Sanders) for the period from June 27, 2017 to April 11, 2018 for the purpose of reviewing and approving the restructuring of AEG’s US operations. The members of this committee received a retainer of $7,500 with the Chair receiving an additional $3,750.

The following table sets forth information concerning fees and other compensation provided for the most recently completed financial year, being the year ended December 31, 2017, to the non-executive directors of Alexco:

Name	Fees earned ($)	Share-based awards ($)(1)	Option-based awards ($)(2)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Terry Krepiakevich	52,250	46,400	98,277	Nil	Nil	Nil	196,927
Rick Van Nieuwenhuyse	46,250	46,400	98,277	Nil	Nil	Nil	190,927
Michael D. Winn (3)	35,736	46,400	98,277	Nil	Nil	125,000(3)	305,413
Richard N. Zimmer	49,632	46,400	98,277	Nil	Nil	Nil	194,309
Elaine Sanders	46,250	46,400	98,277	Nil	Nil	Nil	190,927

(1)	This column includes the grant date fair value of RSUs awarded by Alexco to the directors during the financial year. All grant date fair values equal the accounting fair values determined for financial reporting purposes in accordance with IFRS 2 Share-based Payment, and were determined by reference to the Fair Market Value of Alexco at the date of grant. The grant date fair value of the award for the 2017 financial year was $2.32 per RSU.

(2)	This column includes the grant date fair value of Options awarded by Alexco to the directors during the financial year. All grant date fair values equal the accounting fair values determined for financial reporting purposes in accordance with IFRS 2 Share-based Payment, and were estimated using the Black-Scholes option pricing model and determined by reference to the Fair Market Value of Alexco at the date of grant. The grant date fair values of all options granted during the 2017 financial year were estimated by assuming a risk-free interest rate of 1.02% per annum, an expected life of options of 4 years, an expected volatility of 73%, an expected forfeiture rate of 2% and no expected dividends. The Black-Scholes options pricing model has been used to determine grant date fair value due to its wide acceptance across industry as an option valuation model.

(3)	During the year ended December 31, 2017, a corporation controlled by Mr. Winn provided consulting services to Alexco. The consulting services concluded effective September 30, 2017.
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Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all share-based and option-based awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the non-executive directors:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(2)	Market or payout value of vested share-based awards not paid out or distributed ($)
Terry Krepiakevich	110,000 35,000	1.73 2.32	Jun 10, 2021 Feb 01, 2022	28,600 -	40,000	79,600	Nil
Rick Van Nieuwenhuyse	110,000 35,000	1.73 2.32	Jun 10, 2021 Feb 01, 2022	28,600 -	40,000	79,600	Nil
Michael D. Winn	110,000 35,000	1.73 2.32	Jun 10, 2021 Feb 01, 2022	28,600 -	40,000	79,600	Nil
Richard N. Zimmer	110,000 35,000	1.73 2.32	Jun 10, 2021 Feb 01, 2022	28,600 -	40,000	79,600	Nil
Elaine Sanders	110,000 35,000	1.78 2.32	Jun 28, 2021 Feb 01, 2022	23,100 -	13,333	26,533	Nil

(1)	The “Value of unexercised in-the money options” is calculated on the basis of the difference between the closing price of the Shares on the TSX on December 31, 2017 of $1.99 and the exercise price of the options.
(2)	The “Market or payout value of share-based awards that have not vested” is calculated based on the closing price of the Shares on the TSX on December 31, 2017 of $1.99.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out the value of all incentive plan awards that vested or were earned during the most recently completed financial year, being the year ended December 31, 2017, for each of the non-executive directors:

Name	Option-based awards - Value vested during the year ($)(1)	Share-based awards - Value vested during the year ($)(2)	Non-equity incentive plan compensation - Value earned during the year ($)
Terry Krepiakevich	14,300	79,666	Nil
Rick Van Nieuwenhuyse	14,300	79,666	Nil
Michael D. Winn	14,300	79,666	Nil
Richard N. Zimmer	14,300	79,666	Nil
Elaine Sanders	11,550	15,934	Nil

(1)	The “Option-based awards - Value vested during the year” is calculated on the basis of the difference between the closing price of the Shares on the TSX on December 31, 2017 of $1.99 and the weighted average exercise price of the vested options.
(2)	The “Share-based awards - Value vested during the year” is calculated on the closing price of the Shares on the TSX on the various RSU vesting dates, which have a weighted average share price of $2.39.
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Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets forth information with respect to Alexco’s compensation plans under which equity securities were authorized for issuance as at December 31, 2017, being the end of the most recently completed financial year.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	6,944,991	$1.91	3,183,094
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	6,944,991	$1.91	3,183,094

Equity Incentive Plan

Alexco’s Equity Incentive Plan was approved by Alexco’s shareholders at the annual general meeting of the shareholders held on June 9, 2016. The purpose of the Equity Incentive Plan is to attract and motivate directors, officers, employees and service providers of Alexco and its subsidiaries and thereby advance Alexco’s interests by affording such persons with an opportunity to acquire an equity interest in Alexco through the Options and RSUs. The granting of Options and RSUs is intended to align the interests of such persons with that of the Shareholders. The Equity Incentive Plan authorizes the Board (or Compensation Committee, if such authority is so delegated by the Board) to grant Options and RSUs on the following terms:

1.	The Equity Incentive Plan is a “rolling” plan, pursuant to which the aggregate number of Shares to be issued under the Equity Incentive Plan, together with any other securities-based compensation arrangements of the Corporation, shall not exceed 10% of the Corporation’s issued and outstanding Shares from time to time. As such, the plan limit will automatically increase as the number of Alexco’s issued and outstanding Shares increases. Furthermore, the Equity Incentive Plan, together with all other previously established or proposed security-based compensation arrangements, may not result in:
(a)	the number of Shares of the Corporation reserved for issuance pursuant to Options and RSUs granted to insiders exceeding 10% of the outstanding issue;
(b)	the issuance to insiders of the Corporation of a number of Shares of Alexco exceeding, within a one year period, 10% of the outstanding issue;
(c)	the issuance to any one insider of the Corporation, and such insider’s associates, of a number of Shares of Alexco exceeding, within a one year period, 5% of the outstanding issue; or
(d)	the number of Shares of the Corporation reserved for issuance pursuant to Options or RSUs granted to any one Optionee exceeding 5% of the outstanding issue.

The outstanding issue is determined on the basis of the number of Shares of Alexco outstanding immediately prior to any proposed Option or RSU grant, excluding Shares issued pursuant to share compensation arrangements over the preceding one-year period.

2.	The maximum aggregate annual grant fair value (equal to the accounting fair value so determined) of awards under the Equity Incentive Plan, together with the Corporation’s other security based compensation arrangement, as applicable, to any independent director of the Corporation in any fiscal year of the Corporation shall not exceed $150,000.
3.	The maximum grant-date fair value (equal to the accounting fair value determined in respect of option granting for Alexco’s annual financial reporting purposes) of Options granted to any independent director of Alexco in any fiscal year of Alexco shall not exceed $100,000, provided that no further Shares may be made subject to stock options granted to any independent director of Alexco to the extent the number of Shares reserved for issue pursuant to Options granted to independent directors of Alexco as a group is more than 1% of the number of Shares then outstanding.
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4.	The Equity Incentive Plan is an evergreen plan, which means that when an option is exercised, additional options become available for future grant under the plan because each exercise reduces the number of Shares that are subject to stock options and increases the outstanding Shares of Alexco. Also, if any stock options are surrendered, terminate or expire without being exercised in whole or in part under the Equity Incentive Plan, the Shares which were the subject of such Options may again be made subject to an Option.
5.	The exercise price of any Option cannot be less than the volume weighted average price of the Shares on the TSX for the five days on which Shares were traded immediately preceding the date of grant (the “Fair Market Value”).
6.	Options are exercisable for a period of five years from the date the option is granted or such greater or lesser period as determined by the Board, which period may not exceed ten years. Options may be earlier terminated in the event of death or termination of employment or appointment. Vesting of Options is determined by the Board. Unless otherwise determined by the Board, options automatically become exercisable incrementally over a period of eighteen months from the date of grant, as to: (i) 25% of the total number of Shares under Option immediately upon the date of grant; and (ii) at each six-month interval thereafter, an additional 25% of the total number of Shares under Option such that after the 18th month of the option period, 100% of the Option will be exercisable.
7.	Concurrent with the granting of the RSU, the Board shall determine, on recommendation from the Compensation Committee, the period of time during which the RSU is not vested and the holder of such RSU remains ineligible to receive Shares. Unless otherwise determined by the Board, RSUs will vest as to 33 1/3% immediately and then as to 33 1/3% on the first and second anniversary dates of the grant date.
8.	The Options can be exercised by the holder thereof as long as such person is a director, officer, employee or service provider to Alexco or its subsidiaries; or within a period of not more than 30 days after ceasing, for any reason other than for cause or by virtue of death, to be a director, officer, employee or service provider (or such longer period as may be contained in an employment agreement); or, if such person dies, within one year from the date of such person’s death.
9.	In the event of a change in control, (i) all outstanding Options shall immediately vest and be exercisable, (ii) all Options that are not otherwise exercised contemporaneously with the completion of the change of control will terminate and expire immediately thereafter; (iii) and all outstanding RSUs shall vest immediately and be settled by the issuance of Shares.
10.	The Board may from time to time in its absolute discretion, modify and change the provisions of an Option or the Equity Incentive Plan without obtaining approval of Shareholders to:
(a)	implement a cashless exercise feature, payable in cash or securities, provided that such feature provides for a full deduction of the number of Shares from the number of Shares reserved under the Equity Incentive Plan; and
(b)	make any other amendments of a non-material administrative nature which are approved by the TSX.

All other amendments will require approval of Shareholders and the TSX.

11.	Any outstanding Options with an expiry date occurring during a management imposed black-out period or within five days thereafter will be automatically extended to a date that is ten trading days following the end of the black-out period.

As of April 25, 2018, there are 7,867,000 Options and 263,323 RSUs issued and outstanding under the Equity Incentive Plan, representing 8.2% of Alexco’s issued and outstanding Share capital.

Burn Rate

In accordance with the policies of the TSX, the following table sets out the annual burn rate, calculated in accordance with section 613(p) of the TSX Company manual, of each of our security-based compensation arrangements for the three most recently completed financial years:

Equity Incentive Plan
For the Year Ended December 31,	Burn Rate (1)
2017	1.9%
2016	3.3%
2015	2.1%
(1)	Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the Equity Incentive Plan by the weighted average number of securities outstanding for the applicable fiscal year.

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Corporate Governance Practices

TSX listed companies are required to describe, on an annual basis, their practices and policies with regards to corporate governance by way of a corporate governance statement contained in Alexco’s annual report or information circular. The disclosure is required to be made pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices, and the guidelines contained in National Policy 58-201 Corporate Governance Guidelines, against which Alexco has reviewed its own corporate governance practices. In certain cases, Alexco’s practices comply with the guidelines; however, the Board considers that some of the guidelines are not suitable for Alexco at its current stage of development and therefore these guidelines have not been adopted.

Independence of the Board

Alexco’s Board currently consists of seven directors, five of whom Alexco believes to be independent as at the date of this Circular based upon the tests for independence set forth in NI 52-110. Clynton Nauman is not independent as he is the Executive Chairman and Chief Executive Officer of Alexco. For the period April 17, 2017 to September 30, 2017, a corporation controlled by Michael Winn provided consulting services to Alexco. As a result, the Board determined that Mr. Winn ceased to be independent pursuant to the tests for independence set forth in NI 52-110 as of April 17, 2017, although he is considered independent under the rules of the NYSE American Equities Exchange pursuant to Sections 803A and 805(c)(1) of the NYSE American Company Guide. Effective April 17, 2017, Mr. Nauman was appointed Executive Chairman of Alexco, in addition to his existing title of CEO. As a result of Mr. Nauman not being an independent director, Mr. Zimmer, who is considered an independent director, was appointed Lead Director of Alexco.

The independent directors exercise their responsibilities for independent oversight of management through their position of parity on the Board. The Board follows a practice of having the non-executive directors meet in camera, without management being in attendance, as a standing agenda item for every Board meeting. Also, to further facilitate open and candid discussion among its independent directors, and to facilitate the Board’s exercise of independent judgment in carrying out its responsibilities, the Board encourages Alexco’s independent directors to meet at any time they consider necessary without any members of management or non-independent directors being present. Alexco’s auditors, legal counsel and employees may also be invited to attend meetings. In addition, a standing agenda item for every meeting of the Audit Committee, which is composed entirely of independent directors, is for the Committee to meet with Alexco’s auditors in camera, without management being in attendance.

Board Mandate

The Board has adopted a written mandate, a copy of which is attached as Schedule “A” hereto. The role of the Board is to supervise management and to approve major and strategic decisions. The Board relies on management for periodic reports, and to provide the support and information necessary to enable the Board to fulfil its obligations effectively. Major matters are to be analysed in reports prepared by management and submitted to the Board for its approval. All material transactions must be reviewed and approved by the Board prior to implementation. Any responsibility that is not delegated to senior management or a Board committee remains with the full Board.

The Board also meets to plan for the future growth of Alexco; identify risks of Alexco’s business, thus ensuring the implementation of appropriate systems to manage these risks; monitor senior management; ensure timely disclosure of material transactions; review and, if thought fit, approve opportunities as presented by management; and provide guidance to management. Frequency of Board meetings as well as the nature of agenda items change depending upon the state of Alexco’s affairs and in light of opportunities or risks that Alexco faces. When necessary and appropriate, issues may be approved and adopted by the Board by way of written resolutions.

Board Chair and Lead Director

The Chair of the Board was a non-executive position, held by Mr. Winn who was considered an independent director until April 17, 2017 when he was replaced by Mr. Nauman who was appointed Executive Chairman. As a result of Mr. Nauman not being an independent director, Mr. Zimmer, who is considered an independent director, was appointed Lead Director of Alexco. Under written terms of reference adopted by the Board, the Chair, or Lead Director when the Chair is not independent, shall act as the effective leader of the Board and shall ensure it carries out its responsibilities effectively, efficiently and independently of management and in the long-term best interests of Alexco. The Chair or Lead Director acts as a liaison between management and the Board and as the primary representative and spokesperson for the Board, and promotes effective relations with Shareholders, other stakeholders and the public. The Chair or Lead Director provides leadership to and, with the N&CG Committee, assists the Board in understanding and meeting its obligations and responsibilities, including those relating to the Mandate of the Board and other corporate governance matters, and in assessing the Board’s success in meeting its obligations. The Chair or Lead Director is also responsible for overseeing the performance of the CEO and senior management and leading the Board’s review of the CEO’s performance, as well as providing leadership to, and acting as a sounding board and advisor for, the CEO.

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Position Descriptions

The Board has developed a written position description for the Chair, or the Lead Director when the Chair is not independent, of the Board. The Board has also developed general terms of reference for Committees which include descriptions of roles and responsibilities for the chairs of Committees. The Board has developed a written position description for the Chief Executive Officer.

Board Committees

In addition to its Audit, Compensation and N&CG Committees, Alexco has an EHS&T Committee, which, under the supervision of the Board, has overall responsibility for developing and monitoring standards for ensuring a safe and healthy work environment and the protection of the environment and for reviewing Alexco’s technical work. Furthermore, for the period from June 27, 2017 to April 11, 2018, a special committee was struck for the purpose of reviewing and approving the restructuring of AEG’s US operations (the “Special Committee”).

The Audit Committee is comprised of three independent Board members, including Terry Krepiakevich (Chair), Elaine Sanders and Richard Zimmer. For the period January 1, 2017 to April 17, 2017 Michael Winn was a member of the Audit Committee and was replaced by Richard Zimmer on April 17, 2017. The N&CG Committee is comprised of a majority of independent Board members, including Rick Van Nieuwenhuyse (Chair), Elaine Sanders and Michael Winn. Terry Krepiakevich was a member of the N&CG Committee for the period January 1, 2017 to April 17, 2017 when he was replaced by Michael Winn on this committee. The Compensation Committee is comprised of three independent Board members, including Elaine Sanders (Chair), Terry Krepiakevich and Richard Zimmer. For the period January 1, 2017 to April 17, 2017 Michael Winn was a member and the Chair of the Compensation Committee and was replaced by Elaine Sanders. The EHS&T Committee is comprised of a majority of independent Board members, including Richard N. Zimmer (Chair), Rick Van Nieuwenhuyse and Michael Winn. Clynton Nauman was a member of the EHS&T Committee for the period January 1, 2017 to April 17, 2017 when he was replaced by Michael Winn. The Special Committee was comprised of four independent Board members, including Terry Krepiakevich (Chair), Elaine Sanders, Richard N. Zimmer and Rick Van Nieuwenhuyse.

All Committees are accountable to the full Board.

Assessments

The Board, on at least an annual basis, reviews the performance and effectiveness of the Board, its Committees and individual directors. The N&CG Committee is responsible for assessing on at least an annual basis the overall effectiveness of the Board as a whole, each of the Committees (other than the N&CG Committee itself, which is evaluated by the full Board), the Chair of the Board and individual directors. Each Committee is requested to complete a self-assessment of its performance, and formal surveys are conducted with each of the individual directors. As part of the assessments, the Board or the individual Committee may review their respective mandate or charter and conduct reviews of applicable corporate policies. The N&CG Committee reports the results of its assessments to the full Board, which report the Board takes into consideration when completing its overall performance and effectiveness reviews. In addition, the Chair, or Lead Director if the Chair is not independent, of the Board conducts a one-on-one session with each director to seek candid feedback regarding each other director of the Board, the Board performance and any concerns or issues the director may have, and presents a summary of his findings to the Board as a whole.

Orientation and Continuing Education

Alexco provides informal continuing education to its Board members with guest speakers invited to present at Board and Committee meetings, and also encourages them to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit Alexco’s properties. Board members have full access to Alexco’s records. Advisors are invited to attend Board meetings as appropriate to make presentations and answer questions from time to time.

During the year, Alexco had the following presentations:

Presentation Topic	Presenter	Directors Present
Trends in Governance	Laurel Hill Advisory Group	All directors
Cybersecurity Awareness	Ernst & Young	All directors
Insurance	Integro Insurance Brokers	All directors

During the year ended December 31, 2017, the Board, travelled to Yukon, Canada where the Board members and key management conducted a site tour at the Corporation’s Keno Hill property.

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The N&CG Committee is responsible, among other things, for determining appropriate orientation programs for new Board members. New Board members are provided with:

1.	information respecting the functioning of the Board and Committees, including a copy of Alexco’s Corporate Governance Manual;
2.	access to recent publicly-filed documents of Alexco;
3.	access to Alexco’s management, auditors and technical consultants; and
4.	further information as deemed appropriate and desirable by the N&CG Committee on a case-by-case basis.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of Alexco and to meet responsibilities to Shareholders. The Board has adopted a written code of business conduct and ethics (the “Code”), which is applicable to all of Alexco’s directors, officers and employees and which may be viewed by visiting Alexco’s web site at www.alexcoresource.com as well as under Alexco’s profile on SEDAR at www.sedar.com. The Board monitors compliance with the Code by requesting that any person who becomes aware of any existing or potential violation of the Code promptly notify the Chair of the Audit Committee or Alexco’s Ethics Officer. No material change report filed since the beginning of Alexco’s most recently completed financial year pertains to any conduct of a director or executive officer that constitutes a departure from the Code. The N&CG Committee is responsible (among other things) for overseeing the procedure for monitoring directors’ responsibility and diligence and for determining the independence of directors. Under the Code, as well as under terms of reference for directors that have been developed by the Board, directors are required to exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest. In addition, Alexco requires that directors who have a material interest declare that interest to the Board and, where applicable, the Committees as well.

Nomination of Directors

Alexco’s N&CG Committee is comprised solely of directors who are considered independent under the tests prescribed by NI 52-110, and is responsible, among other things, for recommending candidates for nomination, appointment, election and re-election to the Board and its Committees, and for annually assessing Board performance. The N&CG Committee assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives from industries relevant to the business of Alexco are consulted for possible candidates, and search firms may be retained to the extent the Committee considers appropriate.

Director Share Ownership Requirements

During the financial year ended December 31, 2012, the Board implemented a policy requiring each director to own and hold a minimum of 20,000 Shares, including RSUs but not including any Shares represented by unexercised stock options, with a period of up to three years provided to acquire such ownership position. As at December 31, 2017 and as at April 25, 2018, all directors met this minimum Share ownership requirement.

Compensation

The determination of compensation for Alexco’s officers and directors is the responsibility of the Board, taking into consideration the recommendations of Alexco’s Compensation Committee. All of the members of the Compensation Committee must be independent under the tests prescribed by NI 52-110. For further information regarding the process by which compensation is determined for Alexco’s officers and directors, refer to the Compensation Discussion and Analysis section commencing on page 8, and particularly the sub-heading Role of Compensation Committee.

Director Term Limits and Other Mechanisms of Board Renewal

Alexco has not adopted term limits for its directors or other mechanisms for Board renewal. The NC&G Committee, on an annual basis, reviews the size, composition, mandate and performance of the Board and the various committees of the Board, and makes recommendations for appointment, removal of directors or other adjustments as appropriate.

The NC&G Committee has considered whether to propose that the Board adopt term limits for directors and has determined not to do so after consideration of a number of factors, including the significant advantages associated with the continued involvement of long-serving directors who have gained a deep understanding of Alexco's projects, operations and objectives during their tenure; the experience, corporate memory and perspective of such directors; the professional experience, areas of expertise and personal character of members of the Board; and the current needs and objectives of Alexco.

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Policies Regarding the Representation of Women on the Board

The Board has adopted a Diversity Policy which recognizes and embraces the benefits of having a diverse Board and executive team, including but not limited to gender diversity. The Board believes gender diversity is a significant aspect of diversity and acknowledges the role that women can play in contributing to diversity of perspective in the boardroom.

The objective of the Diversity Policy, as it relates to women on the Board, is to ensure that gender diversity is taken into account when reviewing board composition and that there is a required identification of women candidates embedded in the director nomination and executive level appointment process of the N&CG Committee.

Selection of female candidates to join the Board or the executive team will be, in part, dependent on the pool of female candidates with the requisite skills, knowledge and experience. The ultimate decision will be based on merit and the contribution the chosen candidate will bring to the Company.

In order to promote the specific objective of gender diversity, the selection process for Board and senior executive appointments must involve the following steps (including where the Company engages an external recruitment agency to identify and assess candidates):

•	a short-list identifying potential candidates for the appointment which must include at least 50% qualified female candidates; and
•	if, at the end of the selection process, a female candidate is not selected, the Board must be satisfied that there are objective reasons to support its determination.

At the date of this Circular, the Board consists of 7 Directors, of which 2 Directors are female, representing 29% female representation on the Board.

On an annual basis, the N&CG Committee assesses the effectiveness of Alexco's performance in meeting the objectives outlined in the Diversity Policy by a review of our progress in increasing diversity amongst management and on the Board, by the percentage of female candidates identified during the process to fill any vacancies in management or on the Board and the percentage of female candidates. In 2018, the Board recruited one new Director and 50% of the candidates considered were female with the end result of a female director being appointed. The Board has oversight of any diversity initiative implemented by management and will monitor measurable goals for achieving the objectives established for the initiative.

Consideration of the Representation of Women in the Director Identification and Selection Process

Selection of female candidates to join the Board will be, in part, dependent on the pool of female candidates with the necessary skills, knowledge and experience. The consideration of potential candidates for appointments must include at least 50% qualified female candidates. If, at the end of the selection process a female candidate is not selected, the Board must be satisfied that there are objective reasons to support its determination, which will advance the Company's commitment to diversity.

Consideration Given to the Representation of Women in Executive Officer Appointments

Alexco's views with respect to the representation of women in executive officer positions when making executive officer appointments is the same as its views on the representation of women in the director identification and selection process. The consideration of potential candidates for appointments must include at least 50% qualified female candidates. If, at the end of the selection process a female candidate is not selected, the Board must be satisfied that there are objective reasons to support its determination, which will advance the Company's commitment to diversity.

Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

Although Alexco has not adopted specific targets for women in executive positions, Alexco has had female leadership in executive positions. As part of Alexco’s desire to facilitate gender diversity in management and leadership roles, Alexco will also:

•	consider policies which address impediments to gender diversity in the workplace and review their availability and utilisation;
•	regularly review the proportion of women at all levels of the Company;
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•	monitor effectiveness of, and continue to expand on, existing initiatives designed to identify, support and develop talented women with leadership potential; and
•	continue to identify new ways to entrench diversity as a cultural priority across the organisation.

Number of Women on the Board and in Executive Officer Positions

As of the Record Date, two of seven (29%) directors of Alexco are female. See also "Policies Regarding the Representation of Women on the Board" above.

Majority Voting Policy

See "Election of Directors - Majority Voting Policy".

Participation of Directors in Other Reporting Issuers

Certain of Alexco’s directors are also directors in other reporting issuers (or equivalent), as disclosed in the following table:

Name of Director	Directorship(s) held in other Reporting Issuers
Clynton R. Nauman	NovaGold Resources Inc.
Terry Krepiakevich	Kaizen Discovery Inc.
Rick Van Nieuwenhuyse	Trilogy Metals Inc. NovaGold Resources Inc.	SolidusGold Inc.
Michael D. Winn	Altus Strategies Plc Atico Mining Corp. EMX Mining Corporation EMX Royalty Corp.	Nebo Capital Corp. Reservoir Capital Corp. Revelo Resource Corp.
Richard N. Zimmer	Capstone Mining Corp.	Ascot Resources Ltd.

Interlocking Directorships

The following directors of Alexco currently serve together on interlocking boards:

Directors serving on Interlocking Boards	Name of other Reporting Issuer
Clynton R. Nauman and Rick Van Nieuwenhuyse	NovaGold Resources Inc.

Audit Committee Information

Detailed information with respect to Alexco’s audit committee is contained under the heading “Audit Committee Information” in Alexco’s Annual Information Form dated March 14, 2018 for the year ended December 31, 2017 filed under Alexco’s profile on SEDAR at www.sedar.com.

Other Information

Indebtedness to Corporation of Directors and Officers

As at April 25, 2018, other than routine indebtedness, there was no indebtedness outstanding of any current or former director, executive officer or employee of Alexco or its subsidiaries which is owing to Alexco or its subsidiaries, or which is owing to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Alexco or its subsidiaries, entered into in connection with a purchase of securities or otherwise.

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No individual who is, or at any time during the most recently completed financial year was, a director or executive officer of Alexco, no proposed nominee for election as a director of Alexco and no associate of such persons:

(i)	is or at any time since the beginning of the most recently completed financial year has been, indebted to Alexco or its subsidiaries; or
(ii)	is indebted to another entity, which indebtedness is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Alexco or its subsidiaries, in relation to a securities purchase program or other program.

Management Contracts

No management functions of Alexco are performed to any substantial degree by a person other than the directors or executive officers.

Interest of Certain Persons or Companies in Matters To Be Acted Upon

Except as otherwise disclosed, to the knowledge of Alexco, no director or executive officer since the commencement of Alexco’s last completed fiscal year, proposed nominee of management for election as a director, or any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting other than the election of directors or appointment of auditors.

Interest of Informed Persons in Material Transactions

No informed person, officer or proposed director and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of Alexco’s most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect Alexco.

Additional Information

Financial information is provided in Alexco’s comparative financial statements and MD&A for its most recently completed financial year. Additional information relating to Alexco, including audited comparative financial statements, MD&A, annual information form and US Form 40-F for its most recently completed financial year, is on Alexco’s web site at www.alexcoresource.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Shareholders may contact Alexco at Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216, Vancouver, British Columbia, V7X 1M9 to request, free of charge, hard copies of Alexco’s audited financial statements and MD&A.

DATED as of this 25th day of April, 2018.

BY ORDER OF THE BOARD

(signed) Clynton R. Nauman
Clynton R. Nauman, Executive Chairman and Chief Executive Officer

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Schedule “A”

Mandate OF THE board of directors

GENERAL

This Mandate identifies the specific responsibilities of the Board of Directors of the Company. The Board is responsible for the stewardship of the Company and oversees the management of the business and affairs of the Company to maximize long term financial strength and shareholder value. The Board also sets and oversees policies and standards, including corporate governance principles and guidelines, which promote the integrity of the Company and its officers and employees, and protect the interests of shareholders. The Board may discharge certain of its responsibilities identified in this Mandate by delegating certain duties to committees of the Board and management. The specific duties delegated to each such committee are outlined in the respective charter for each committee.

COMPOSITION

The Chair of the Board should be "independent" as defined in National Instrument 52-110. Where this is not appropriate, an independent director should be appointed to act as "lead director". The Chair, or lead director if the Chair is not independent, shall act as the effective leader of the Board and shall be responsible to ensure that the Board executes this Mandate effectively, efficiently, and independently of management. Upon resignation of a member of the Board, such vacancy shall be filled by appointment by the Board, taking into consideration the recommendation(s) of the Nominating & Corporate Governance Committee, as soon as practical.

RESPONSIBILITIES

Leadership and Integrity

To promote leadership and integrity throughout the Company, the Board, with the assistance of the committees as appropriate, selects senior management, directors, officers and advisors who the Board believes will conduct themselves with utmost integrity and will comply with the Board’s directions and policies and applicable laws and regulations. The Board, with the assistance of the Nominating & Corporate Governance Committee, determines the number of directors, nominates a majority of directors who are independent of management and who have appropriate skills and experience in order to create an effective Board, and selects a director who is independent of management to serve as chair (or lead director) of the Board.

On at least an annual basis, through the appropriate committees, the Board reviews the ongoing performance of management, directors and officers and committees of the Board. In addition, each of the independent members of the committees meet from time to time as necessary, and the independent members of the Board meet at least annually separately from other members of the Board and management, in order to help ensure that the interests of the Company and its shareholders can be considered independently of any contribution from non-independent members of the Board and management.

Strategic Planning

The Board, in consultation with management, annually reviews and approves the strategic direction for the Company and the process for implementing the plan. The Board provides direction to the Chief Executive Officer ("CEO") and other senior management to ensure the strategic direction set by the Board is followed. The Board receives reports of management on a regular basis throughout the year on the current and proposed operations of the Company and reviews the opportunities of the Company and assesses risks to which the Company is exposed so that the direction can be adjusted where required. At each Board meeting, recent developments that may impact the Company’s strategic direction are reviewed and revisions to the direction and operations are made as required. The Board reviews the human and corporate resources required to achieve the goals of the strategic direction and approves the Company’s annual capital and operating plans, material equity and debt financing, material contracts and material acquisitions and divestitures. All such plans and reports may be orally presented to the Board or may be in written form if so required by the Board.

Dealing with Risks

The Board, on at least an annual basis and in participation with management, reviews and identifies what it perceives to be the principal risks to the Company and reviews management’s plans for monitoring and managing those risks. The Board shall instruct management to assist the Board in identifying risks and to promptly alert the Board when a risk has materialized and to implement and monitor appropriate procedures and systems in accordance with normal industry practice and applicable laws and regulations. The Board also reviews the systems in place for managing the risks, including insurance coverage, to determine the adequacy of such risk management systems. The Board may from time to time appoint committees or advisors to assist in assessing different risks.

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Succession Planning and Performance Reviews

The Board, through the Nominating & Corporate Governance Committee, annually identifies the key individuals of the Company and, in consultation with management, determines how best to replace such individuals should the need arise. The Board's policy is to select individuals who have the required expertise and therefore would require a minimum of training in order to assume their role with the Company. The CEO is assigned the responsibility of ensuring the new person is informed of the Company's policies and practices and would be instructed to arrange additional training if required.

The CEO has primary responsibility for supervising, reviewing and reporting to the Board, through the Compensation Committee, on the performance of other senior management. The Board also reviews on an annual basis the performance of the CEO against the performance criteria established from time to time.

Communication

The Code of Business Conduct and Ethics governs communication with shareholders and others and reflects the Company's commitment to timely, effective and accurate corporate disclosure in accordance with all applicable laws and with a view to enhancing the Company's relationship with its shareholders.

Internal Controls and Management Information Systems

The effectiveness of the Board and the success of the Company are tied to the effectiveness and integrity of the Company's internal control and management information systems. To maintain the effectiveness and integrity of the Company's financial controls, the Board, through the Audit Committee and the oversight of the Company’s auditors, oversees the implementation and monitoring of internal control and management information systems, takes an active role in overseeing the operations of the Company and assesses information provided by management.

Corporate Governance Principles and Guidelines

The Board has appointed the Nominating & Corporate Governance Committee which is composed solely of independent directors and which has overall responsibility for developing the Company’s approach to corporate governance. In particular, the Committee is responsible for reviewing legal requirements and trends regarding corporate governance, reviewing the Company’s corporate governance policies, practice and compliance, and monitoring and assessing the functioning of the Board and committees of the Board. The Board has adopted the Company’s Code of Business Conduct and Ethics which sets forth guiding principles for the business operations of the Company. Subject to committee delegation, the Board is responsible for monitoring the Code of Business Conduct and Ethics. Waivers from the Code of Business Conduct and Ethics for the benefit of the directors or executive officers of the Company may be granted only by the Board.

Expectations and Responsibilities of Directors

The Board has adopted Terms of Reference for Directors which set forth the expectations and responsibilities of individual directors. The Terms of Reference for Directors prescribe, among other things, the requirements that directors demonstrate integrity and high ethical standards in the performance of their duties, observe their fiduciary duty to the Company, avoid conflict by reporting to the Board potential or actual conflict situations and advise the Chair of all directorships or other positions held in public and non-public companies, regularly attend and prepare for Board and committee meetings and comply with all applicable laws and regulations, and policies and guidelines established for the Company.

SPECIFIC DUTIES AND TASKS

In addition to the above responsibilities, the Board’s mandate includes the following duties and tasks:

1.	Reviewing and approving any proposed changes to the Company’s notice of articles or articles.
2.	Taking responsibility for, and appropriate action with respect to, any take-over bid, proposed merger, amalgamation, arrangement, and acquisition of all or substantially all of the assets or any similar form of business combination, including the approval of any agreements, circulars or other documents in connection therewith.
3.	Approving payment of distributions to shareholders.
4.	Approving any offerings, issuances or repurchases of share capital or other securities.
5.	Approving the establishment of credit facilities and any other long-term commitments.
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6.	Developing clear position descriptions or terms of reference for the Chair of the Board, the Chair of each Board committee and the CEO (which includes delineating management's responsibilities).
7.	Developing or approving the corporate goals and objectives that the CEO is responsible for meeting.
8.	Selecting and appointing, evaluation of and (if necessary) termination of the CEO and CFO, and approving the hiring of any other senior executive or appointment of any corporate officer.
9.	Succession planning and other human resource issues.
10.	Approving the compensation of the senior executive officers, including performance bonus plans and stock options (if any).
11.	Adopting a strategic planning process, approving the strategic direction on at least an annual basis, and monitoring performance against such strategic direction.
12.	Reviewing and approving annual operational budgets, capital expenditures and corporate objectives, and monitoring performance on each of the above.
13.	Reviewing policies and procedures to identify business risks, identifying the principal business risks and ensuring that systems and actions are in place to monitor them.
14.	Reviewing policies and processes to ensure that the Company’s internal control and management information systems are operating properly.
15.	Approving the financial statements, MD&A and other continuous disclosure requirements in accordance with applicable laws, and making a recommendation to shareholders for the appointment of auditors.
16.	Approving the Company’s Code of Business Conduct and Ethics, and other codes, mandates and policies, and monitoring their effectiveness and application.
17.	Assessing the contribution of the Board, committees and individual directors annually, and planning for succession of the Board and senior management.
18.	Developing the Company's approach to corporate governance, including developing a set of corporate governance principles and guidelines specifically tailored to the Company and in accordance with all applicable laws and regulations, including any stock exchange upon which the Company's securities are traded.

BOARD MEETING PROCESS

The powers of the Board may be exercised at a meeting for which notice has been given and at which a quorum is present or, in appropriate circumstances, by resolution in writing signed by all the directors.

Responsibility for Convening

Regular meetings of the directors may be called and held at such time and at such place as the Board may by resolution from time to time determine. Any director may call a meeting of the Board at any time.

Notice of Meeting

The Chair (or his or her delegate) of the Board shall arrange to provide notice of the time and place of every meeting in writing (including by email or facsimile) to each director at least 24 hours prior to the time fixed for such meeting, provided, however, that a director may in any manner waive a notice of a meeting. Attendance of a director at a meeting constitutes a waiver of notice of the meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

The Chair will also attempt to ensure that an agenda for the meeting and all required materials for review by the members of each committee are delivered to the members with sufficient time for their review.

Quorum

The quorum for the transaction of business at any meeting of the Board shall be a majority of directors or such other number of directors as the Board may from time to time determine according to the articles of the Company.

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Voting

At all meetings of the Board every resolution shall be decided by a majority of the votes cast on the resolution. A member of the Board will be deemed to have consented to any resolution passed or action taken at a meeting of the Committee unless the member dissents.

Minutes of Board meetings

A secretary should be named for each Board and committee meeting and minutes should be circulated at in a timely manner after such meeting. Minutes of the meetings of each of the committees meetings will be made available to each Board member.

Effective date

Last updated by the Board effective December 16, 2016.

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Schedule “B”

Compensation Committee CHARTER

ALEXCO RESOURCE CORP.

COMPENSATION COMMITTEE CHARTER

GENERAL

The Compensation Committee, under the supervision of the Board, has overall responsibility for recommending levels of executive compensation that are competitive and motivating in order to attract, hire, retain and inspire the Company’s Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and other executive officers (collectively, the “Management”) and certain key employees and non-executive officers below the vice-president level (collectively, the “Non-Management Officers”) and for recommending compensation for directors.

The term “compensation” shall include salary, bonus, stock options, severance arrangements and other compensatory rights or benefits, direct or indirect, as applicable.

COMPOSITION

The Compensation Committee shall be comprised of a minimum of three (3) members, all of whom shall be “independent” directors as defined in section 1.4 of National Instrument 52-110. Upon resignation of a member of the Compensation Committee, such vacancy shall be filled by appointment by the Board as soon as practical.

RESPONSIBILITIES

Subject to the powers and duties of the Board, the Board hereby delegates to the Compensation Committee the following powers and duties to be performed by the Compensation Committee on behalf of and for the Board.

The Compensation Committee shall:

(a)	review on an annual basis, and from time to time as required, and recommend to the Board for approval the compensation for directors who serve on the Board or its committees;
(b)	review from time to time as required and recommend to the Board for approval as necessary the indemnification policies, and director and officer insurance policy, if any, of the Company;
(c)	review on an annual basis, and from time to time as required, and recommend to the Board for approval as necessary the performance targets and corporate goals relevant to Management compensation, and evaluate the performance of Management based on such goals;
(d)	review and recommend to the Board for approval the proposed appointment of any person to Management;
(e)	approve and appoint as necessary from time to time any person to a Non-Management Officer position;
(f)	review on an annual basis, and from time to time as required, and recommend to the Board for approval the compensation for Management, considering all relevant matters including the goals of the Company and the effectiveness of Management in achieving those goals, the skill, qualifications and level of responsibility of Management, and compensation provided by comparative companies;
(g)	approve, determine and review as necessary from time to time the compensation of Non-Management Officers, considering all relevant matters including the goals of the Company and the effectiveness of such Non-Management Officers in achieving those goals, the skill, qualifications and level of responsibility of the Non-Management Officers, and compensation provided by comparative companies, provided that such approval and determination shall be subject to any applicable Board policies;
(h)	administer the Company’s stock option plan, employee benefit plans and other compensatory plans adopted by the Company and review and approve benefits to be granted under such plans to Management, and Non-Management Officers as applicable, in accordance with any guidelines established by the Board;
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(i)	with the assistance of Management, monitor trends in compensation of directors and management, review and recommend to the Board for approval as necessary the Company’s compensation policies and plans;
(j)	review and recommend to the Board for approval all of the Company’s executive compensation disclosure, including compensation philosophy, before it is publicly disclosed;
(k)	review and recommend to the Board for approval all disclosure regarding the Company’s stock option plans, employee benefit plans and other compensatory plans adopted by the Company that are submitted for shareholder approval;
(l)	review and approve all reports of the Compensation Committee in preparing the annual information circular, annual information form or other filings required in accordance with relevant securities laws as applicable; and
(m)	conduct an annual assessment of its performance and report the results of such assessment to the Board.

It shall be the general policy of the Company not to grant loans to directors, Management or Non-Management Officers.

The Compensation Committee shall have authority to engage outside consultants to review the Company’s compensation program as appropriate.

The Compensation Committee shall conduct a portion of each meeting without the presence of either Management or Non-Management Officers as the Committee deems necessary.

The Compensation Committee shall also have such other powers and duties as are delegated to it by the Board from time to time.

EFFECTIVE DATE

This Charter was implemented by the Board effective November 9, 2011.

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CORPORATE HEADQUARTERS 1225 - 555 Burrard St. Vancouver, BC V7X 1M9 Canada	Tel: 604.633.4888 Fax: 604.633.4887 Email: info@alexcoresource.com Website: www.alexcoresource.com	SHARE LISTING INFORMATION NYSE American:AXU TSX:AXR